UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )

BJ’s Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

09180C106
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

1	NAME OF REPORTING PERSONS Fund 1 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 2,568,476
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,568,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,568,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Parent Holding Company)

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D previously filed by the undersigned on January 18, 2024 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used by the Reporting Person to make all purchases of Shares beneficially owned by the Reporting Person, as reported in Item 5(a,b) was $79,176,767.37. The source of funds for purchases of Shares by the Reporting Person is the working capital of the Funds.

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)            The aggregate percentage of Shares reported owned by the Reporting Person is based upon 23,236,999 Shares outstanding as of November 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2023.
As of the close of business on the date hereof, the Reporting Person beneficially owned 2,568,476 Shares, constituting approximately 11.1% of all of the outstanding Shares.
(b)            The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 2,568,476 Shares held by the Funds.
(c) During the past sixty (60) days, the Reporting Person has not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d) Pleasant Lake Onshore Feeder Fund, LP has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: February 21, 2024

FUND 1 INVESTMENTS, LLC

By:	/s/ Benjamin C. Cable
Benjamin C. Cable Chief Operating Officer

SCHEDULE 1
Transactions in the Common Stock of the Issuer by Reporting Person During the Past 60 Days:
Date	Buy/Sell	Security	Approximate Price Per Share or Option, as Applicable[1]	Number of Shares Bought/(Sold) or Underlying Options

12/29/2023	BUY	Common Stock	$36.8256	3,000
12/29/2023	SELL	Common Stock	$36.5400	(1,000)
12/29/2023	SELL	Common Stock	$36.2987	(3,860)
01/02/2024	BUY	Common Stock	$35.6473	5,500
01/02/2024	SELL	Common Stock	$35.1100	(500,000)
01/03/2024	BUY	Common Stock	$33.2533	41,100
01/04/2024	BUY	Common Stock	$32.6692	8,500
01/05/2024	BUY	Common Stock	$32.4747	17,960
01/08/2024	BUY	Common Stock	$33.1036	4,000
01/09/2024	BUY	Common Stock	$32.9149	44,771
01/10/2024	BUY	Common Stock	$32.7500	2,000
01/10/2024	BUY	Common Stock	$32.8281	7,600
01/11/2024	BUY	Common Stock	$32.3249	25,000
01/11/2024	BUY	Common Stock	$32.7814	4,500
01/11/2024	BUY	Common Stock	$31.9952	62,115
01/12/2024	BUY	Common Stock	$32.3874	20,000
01/12/2024	BUY	Common Stock	$31.8720	59,500
01/16/2024	BUY	Common Stock	$31.4445	25,000
01/17/2024	BUY	Common Stock	$30.5453	55,500
01/19/2024	BUY	Common Stock	$30.0000	900,000[2]
01/31/2024	BUY	Common Stock	$35.3483	116,000
02/16/2024	BUY	Common Stock	$36.4077	250,000

1 Excluding any brokerage fees.
2 Exercise of options, no change in beneficial ownership number.